Mail Stop 3561
	January 12, 2006


Arlene S. Hong, Esq.
General Counsel
J. Crew Group, Inc.
770 Broadway
New York, New York 10003

          Re:	J. Crew Group, Inc.
	Amendment No. 4 to Registration Statement on Form S-1
	Filed December 22, 2005
	File No. 333-127628
	Form 10-Q for Fiscal Quarter Ended October 29, 2005
	File No. 333-42427

Dear Ms. Hong:

	We have reviewed your amendment and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Options Grants in Last Fiscal Year, page 72
1. Please expand your discussion in the option grants and values tables. If there is a substantial disparity between the option exercise prices and the proposed public offering price, alert investors to the disparity and quantify the effect of using the public offering price as the base to compute the potential option values using the 5% and 10% assumed rates of stock price appreciation. If you wish to provide the potential realizable values in the table using the assumed offering price as the base price, we will not object, if you explain this in a footnote. See Section IV.C of SEC Release 33-7009.




Unaudited Pro Forma Condensed Consolidated Financial Statements Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 30
2. We note that the pro forma adjustment to cash and cash equivalents does not agree to the amount of cash on hand disclosed in the sources and uses of funds table in "Use of Proceeds" on page 22. Please revise your disclosure as applicable or tell us what the difference represents.

Form 10-Q for the Quarterly Period Ended October 29, 2005
3. We note that the certifications required by Item 601(b)(32) of Regulation S-K refer to the quarterly report for the period ended
July 30, 2005, as opposed to October 29, 2005. Accordingly, please file a full amendment to the Form 10-Q with updated certifications.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Andrew Blume at (202) 551-3254 or William Thompson, Accounting Reviewer, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson at (202) 551-3335 or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director

cc:	Jeffrey D. Karpf, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	Fax: (212) 225-3999










































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Arlene S. Hong
J. Crew Group, Inc.
January 12, 2006
Page 1